UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13G)*

DUCOMMUN INCORPORATED

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

264147109

(CUSIP Number)

Darren Farber

Albion River Management LLC

2600 Tower Oaks Boulevard, Suite 280

Rockville, MD 20852

(571) 321-5328

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Albion River Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,321,216*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,321,216*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,216*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON IA

*	Shares reported herein represent Common Stock of Ducommun Incorporated (the “Issuer”) held by Ignium LP, a Delaware limited partnership (the “Fund”). The Fund is a private investment vehicle for which Albion River Management LLC, a Delaware limited liability company (the “Investment Manager”), serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

(1)	Represents 1,321,216 shares of Common Stock held by the Reporting Persons.

(2)	Based on 14,641,154 shares of Common Stock of the Issuer that were outstanding as of February 15, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-K, filed on February 26, 2024.

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Ignium LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,321,216*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,321,216*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,216*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON PN

*

Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager.

(1)	Represents 1,321,216 shares of Common Stock held by the Reporting Persons.
(2)	Based on 14,641,154 shares of Common Stock of the Issuer that were outstanding as of February 15, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-K, filed on February 26, 2024.

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Darren Farber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,321,216*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,321,216*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,216*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON IN

*

Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager.

(1)	Represents 1,321,216 shares of Common Stock held by the Reporting Persons.

(2)	Based on 14,641,154 shares of Common Stock of the Issuer that were outstanding as of February 15, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-K, filed on February 26, 2024.

Item 1.	Security and Issuer

The Reporting Persons (defined herein) previously filed a Schedule 13G on January 30, 2024 (the “Schedule 13G”). The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $.01 per share (the “Common Stock”), of Ducommun Incorporated (the “Issuer”), and amends the Schedule 13G. The principal executive offices of the Issuer are located at 200 Sandpointe Avenue, Suite 700, Santa Ana, California 92707-5759.

Item 2.	Identity and Background

(a), (f) This Schedule is being filed by Ignium LP, a Delaware limited partnership (the “Fund”), Albion River Management LLC, a Delaware limited liability company (the “Investment Manager”), and Darren Farber, a citizen of the United States of America (“Mr. Farber”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

The Investment Manager is the investment manager of the Fund. Mr. Farber is the sole managing partner of the Investment Member. By virtue of these relationships, the Investment Manager and Mr. Farber may be deemed to beneficially own the Common Stock owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of Common Stock for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(b) The principal business address of each of the Reporting Persons is 2600 Tower Oaks Boulevard, Suite 280 Rockville, MD 20852.

(c) The principal business of the Fund is investing in securities. The principal business of the Investment Manager is serving as the investment manager with respect to the Fund and other pooled investment vehicles. The principal occupation of Mr. Farber is serving as the sole managing partner of the Investment Manager.

(d) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the 1,321,216 shares of Common Stock reported herein were purchased by the applicable Reporting Persons for a total purchase price of $64,672,762.24, including commissions. All of such funds were derived from capital contributions to the Fund.

No funds are being borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer’s Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the 1,321,216 shares of Common Stock over which they exercise beneficial ownership in the belief that the shares of Common Stock are undervalued and are an attractive investment opportunity. Recently, the Reporting Persons have had, and anticipate having further, discussions with the Issuer’s senior management and board of directors of the Issuer (the “Board”), regarding the Issuer’s business and direction.

On April 1, 2024, Mr. Farber sent a letter to the Board, which, among other things, expressed the Reporting Persons’ strong interest in acquiring, in cash, all outstanding shares of the Issuer. The letter stated the Reporting Persons’ intention to retain the Issuer’s current management team and key employees.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Fund (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

A copy of such letter is furnished herewith as Exhibit A.

Item 5.	Interest in Securities of the Issuer.

As of April 8, 2024, the Reporting Persons beneficially own the number of Common Stock set forth below. Percentage ownership is based on 14,641,154 shares of Common Stock of the Issuer that were outstanding as of February 15, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-K, filed on February 26, 2024.

(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 1,321,216 shares of Common Stock. These shares of Common Stock represent approximately 9.0% of the outstanding shares of Common Stock of the Issuer. By virtue of relationships between the Reporting Persons (i.e., Mr. Farber’s sole authority to direct the affairs of the Investment Manager, including the voting and disposition of shares of Common Stock held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund.

The Fund has the sole power to vote or direct 1,321,216 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 1,321,216 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

The Investment Manager has the sole power to vote or direct 1,321,216 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 1,321,216 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

Mr. Farber has the sole power to vote or direct 1,321,216 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 1,321,216 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) Schedule I hereto sets forth the transactions in Common Stock effected by the Reporting Persons in the past 60 days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Schedule and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the joint filing agreement filed as Exhibit B to this Schedule 13D, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Letter to the Board of Directors, dated April 1, 2024.

Exhibit B	Joint Filing Statement, dated April 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024	Albion River Management LLC

	By:	/s/ Mark Schneiderman
	Name:	Mark Schneiderman
	Title:	Chief Legal Officer

Ignium LP

By:	Ignium GP, LLC, its general partner

By:	/s/ Mark Schneiderman
Name:	Mark Schneiderman
Title:	General Counsel

Darren Farber

By:	/s/ Darren Farber

SCHEDULE I

The following table lists all transactions completed by the Reporting Persons in the Common Stock since January 25, 2024, which were all completed through open market purchases.

Date	Price per Share	Number of Shares of Common Stock
3/28/24	51.16	2228

3/27/24	50.15	2772

3/25/24	50.18	2500

3/22/24	50.802	10100

3/20/24	50.2111	9313

3/19/24	49.9196	3656

3/18/24	49.7784	16377

3/15/24	50.25	1536

3/14/24	50.3589	8645

3/13/24	50.2518	6422

3/12/24	49.7702	4933

3/11/24	50.1256	10000

3/8/24	49.481	10825

3/7/24	49.8633	5975

3/6/24	48.7763	3200

3/5/24	48.4829	10000

3/4/24	48.5688	6331

3/1/24	48.3791	13669

2/29/24	48.0098	10000

2/28/24	48.5022	10000

2/27/24	48.4822	20000

2/26/24	48.5965	20000

2/23/24	48.9733	10000

2/22/24	48.777	10000

2/21/24	49.098	10000

2/20/24	49.2682	10000

2/14/24	50.3758	2500

2/13/24	49.4999	40005

2/12/24	51.1476	5000

2/9/24	49.8737	605

2/8/24	49.2806	3159

2/7/24	48.959	3351

2/6/24	48.8821	2070

2/5/24	48.9547	579

1/31/24	49.3998	129526

1/30/24	49.7127	10000

1/29/24	50.0038	100670

1/26/24	50.6	20000

1/25/24	50.6011	50768